Northwestern Mutual Series Fund, Inc.

720 East Wisconsin Avenue

Milwaukee, Wisconsin 53202-4797

April 28, 2022

VIA EDGAR

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Northwestern Mutual Series Fund, Inc. (“Registrant”)

Registration No.’s 2-89971; 811-3990

EDGAR CIK No. 0000742212

Ladies and Gentlemen:

On February 16, 2022, the Registrant filed with the Securities and Exchange Commission (“SEC”) Post-Effective Amendment No. 84 to the Registrant’s registration statement on Form N-1A (the “Registration Statement”) under Rule 485(a)(1) of the Securities Act of 1933, as amended (the “Securities Act”), which filing was also submitted as Amendment No. 85 to the Registrant’s Registration Statement under the Investment Company Act of 1940, as amended (the “1940 Act”). The Registration Statement includes the offering documents for the Registrant’s currently effective 27 series (each, a “Portfolio” and together, the “Portfolios”).

The primary purpose of this filing is to respond to oral comments received on March 29, 2022 from Mr. Michael A. Rosenberg of the SEC staff (the “Staff”) on the Registration Statement.

The following paragraphs provide the Registrant’s response to comments received. Each comment has been repeated below in the order received, and the Registrant’s response follows.

1)

Comment: With respect to the Growth Stock Portfolio, the Staff requests that the Registrant: (i) confirm that the Portfolio is diversified; and (ii) ensure that the Portfolio’s status as diversified is properly reflected throughout the Registration Statement, as applicable.

Response: Registrant hereby supplementally confirms that the Growth Stock Portfolio is diversified pursuant to the terms of Section 5(b)(1) of the Investment Company Act of 1940, as amended. Registrant further confirms that the status of the Portfolio is properly and consistently disclosed as diversified throughout the Registration Statement. (Registrant advises that the only Portfolio of the Fund that is non-diversified is the Focused Appreciation Portfolio, and that this is appropriately disclosed in the Registration Statement.)

2)	Comment: Given the reference to the use of preferred stocks, warrants, and convertible securities in the Large Company Value Portfolio’s Principal Investment Strategies section,

please include corresponding disclosure in the Portfolio’s Principal Risks section with respect to the risks posed by investing in those security types. The Staff also notes that if the Portfolio invests in contingent convertible securities as a principal investment strategy, reference to this security type should be included in the Principal Investment Strategies section and a corresponding risk disclosure should be added to the Principal Risk section of the Portfolio Summary.

Response: Registrant has added disclosure to the Summary for the Large Company Value Portfolio related to three Principal Risk factors: Preferred Stocks Risk, Warrants Investing Risk, and Convertible Securities Risk. Those disclosures provide as follows:

Preferred Stocks Risk – Preferred stocks often lack a fixed maturity or redemption date and are therefore more susceptible to price fluctuations when interest rates change. They also carry a greater risk of non-receipt of income because unlike interest on debt securities, dividends on preferred stocks must be declared by the issuer’s board of directors before becoming payable.

Warrants Investing Risk – Investments in warrants may be more volatile than the underlying common stock and may cause the Portfolio increased risk of loss if the warrants cannot be exercised prudently by the expiration date or if the warrants lack a liquid secondary market for resale. Warrants can provide exposure to an underlying stock for a portion of the price of direct ownership of shares of that stock. As a result, most warrants have some degree of leverage, which can vary depending on the type of warrant. This means that small changes in the value of the underlying stock results in larger changes in the value of the warrant. This can magnify gains when stock prices rise, but it can also magnify losses when stock prices fall.

Convertible Securities Risk – Convertible securities (which can be bonds, notes, debentures, preferred stock, or other securities which are convertible into or exercisable for common stock), are subject to both the credit and interest rate risks associated with fixed income securities and to the stock market risk associated with equity securities. The value of a convertible security may not increase or decrease as rapidly as the underlying common stock. The Portfolio may be forced to convert a security before it would otherwise choose, which may have an adverse effect on the Portfolio’s ability to achieve its investment objective.

Registrant advises that additional Portfolios reference the use of preferred stocks, warrants or convertible securities as part of the particular Portfolio’s Principal Investment Strategies. These individual risk factors have been added to the following Portfolios, as designated below:

Preferred Stocks Risk – This Principal Risk factor has been added to the following Portfolios: Mid Cap Value, Research International Core, Emerging Markets Equity, Long

Term U.S. Government Bond, Multi-Sector Bond, Balanced and Asset Allocation Portfolios.

Convertible Securities Risk – This Principal Risk factor has been added to the following Portfolios: Mid Cap Value, Research International Core, Multi-Sector Bond, Balanced and Asset Allocation Portfolios.

Warrants Investing Risk – This Principal Risk factor has been added to the following Portfolios: Mid Cap Value and International Equity Portfolios.

In addition to the foregoing, Registrant notes that the Equity Securities Risk factor for the Long Term U.S. Government Bond, Multi-Sector Bond, Balanced and Asset Allocation Portfolios has been modified to delete the following sentence from the disclosure: “Investments in rights and warrants may be more volatile than the underlying investments in stocks.” This deletion has been made since the foregoing Portfolios do not include either rights or warrants as part of their articulated Principal Investment Strategies.

Registrant also supplementally confirms that the Multi-Sector Bond Portfolio is the only Portfolio of the Fund that utilizes contingent convertible securities as a principal investment strategy. The Portfolio’s Summary cites contingent convertible securities in the Principal Investment Strategies section and includes Contingent Convertible Securities Risk as a risk factor in the Principal Risk section.

3)

Comment: The Staff notes that the Large Company Value Portfolio identifies in its Principal Investment Strategies section that it may invest up to 20% of its net assets in foreign securities, including those of companies located in emerging markets. Please include a separate Emerging Markets Risk disclosure in the Principal Risks section, with appropriate disclosure of the risks of investments in emerging markets. The Staff notes that this comment applies to all of the Portfolios that contain a similar reference in their Principal Investment Strategies section to potential investments in foreign securities which may include companies located in emerging markets. The Staff also suggests enhancing the Emerging Markets risk disclosure factor to include additional component risks.

Response: Registrant has added an Emerging Markets Risk to the Large Company Value Portfolio. The Registrant advises that, based on the existence of similar disclosure language in the Principal Investment Strategies section regarding the authority to invest in emerging markets securities, Registrant has also added an Emerging Market Risk to the Summaries of the following Portfolios: Equity Income Portfolio, Mid Cap Value Portfolio, Short-Term Bond Portfolio, Inflation Protection Portfolio and High Yield Bond Portfolio. Registrant advises that, based upon an internal review, references to emerging markets securities in the Principal Investment Strategies section for the Small Cap Value and Small Cap Growth Stock Portfolios have been deleted.

The Registrant has also modified and enhanced the Emerging Markets Risk factor disclosure so that it reads as follows:

“Emerging Markets Risk – Investing in emerging market securities increases foreign investing risk, and may subject the Portfolio to more rapid and extreme changes in the value of its holdings compared with investments made in U.S. securities or in foreign, developed countries. Investments in emerging markets may be subject to political, economic, legal, market, and currency risks. Emerging market securities trade in smaller markets which may experience significant price and market volatility, fluctuations in currency values, interest rates and commodity prices, higher transaction costs, and the increased likelihood of the occurrence of trading difficulties, such as delays in executing, clearing and settling Portfolio transactions or in receiving payment of dividends. Special risks associated with investments in emerging market issuers may include a lack of publicly available information, a lack of uniform disclosure, accounting, financial reporting, and recordkeeping standards, and more limited investor protection provisions when compared with developed economies. Emerging market risks also may include unpredictable and changing political, economic and tax policies, the imposition of capital controls and/or foreign investment limitations by a country, nationalization of businesses, and the imposition of sanctions or restrictions in certain investments by other countries, such as the United States.”

4)

Comment: The Staff notes that various Portfolios, including the Mid Cap Growth Stock Portfolio, include REITs Risk as a Principal Risk. The Staff notes that this disclosure provides that REITs “can involve unique risks in addition to the risks generally affecting the real estate industry.” Please elaborate on the unique risks associated with REITs.

Response: Registrant has reviewed the REITs Risk disclosure and determined to modify the language of the disclosure. Registrant has updated the language of the REITs Risk factor disclosure for all Portfolios that cite REITs Risk as a Principal Risk, which includes the following Portfolios: Equity Income, Mid Cap Growth Stock, Mid Cap Value, Small Cap Growth Stock and Small Cap Value Portfolios. The updated REITs Risk disclosure reads as follows:

“REITs Risk – Investments in REITs are subject to the types of risks associated with investing in the real estate industry, including, among other risks: adverse developments affecting the real estate industry; declines in real property values; changes in interest rates; defaults by mortgagors or other borrowers and tenants; lack of availability of mortgage funds or financing; extended vacancies of properties, especially during economic downturns; casualty or condemnation losses; property taxes and operating losses; and governmental actions, such as changes to tax laws, zoning regulations or environmental regulations. REITs are dependent upon the quality of their management, may have limited financial resources and heavy cash flow dependency, may not be diversified geographically or by property type, and may be subject to self-liquidation.”

5)

Comment: The Staff notes that the Principal Investment Strategies section of the Mid Cap Value Portfolio includes disclosure that (i) at the time of investment, companies purchased typically will fall within the capitalization range of the Russell 3000 Index, excluding the largest 100 companies [approximately $49 million to $81 billion] as of March 31, 2022; and (ii) that the adviser intends to manage the Portfolio so that its weighted capitalization falls within the capitalization range of the members of the Russell MidCap Index, which was [approximately $916 million to $58 billion] as of March 31, 2022. Staff observes that the upper limit of the weighted market capitalization range referenced in the foregoing disclosure may not constitute a reasonable definition of “mid cap” market capitalization. Please explain the reason for the distinction between the two formulations of the capitalization range, the necessity for utilizing the weighted capitalization range and how companies with a capitalization range up to $81 billion constitutes the appropriate top end of a range for “mid cap” market capitalization.

Response: Registrant notes that there are no “official” definitions of small-, mid-, and large-cap, and that the general understanding of those terms alters over time to reflect changes in the market. As noted in “Investment Company Names,” Release No. IC-24828 (Jan. 17, 2001), an investment company may use any reasonable definition of the terms used in its name. The Mid Cap Value (MCV) Portfolio’s definition of mid-cap is set forth in the Principal Investment Strategies section and primarily consists of two components that operate together to ensure a reasonable definition. The capitalization range of companies purchased for the MCV Portfolio at the time of investment will fall within the capitalization range of the Russell 3000® Index, excluding the largest 100 companies (approximately $21.55 million to $81.59 billion as of March 31, 2022 [updated range numbers]). This provides a description of the size of companies on an individual basis in which the MCV Portfolio will invest at the time of purchase for purposes of the Portfolio’s compliance with Rule 35d-1. In addition, the MCV Portfolio is managed so that its weighted capitalization falls within the capitalization range of the members of the Russell MidCap® Index (approximately $364.74 million to $61.31 billion as of March 31, 2022 [updated range numbers]). The disclosure does not intend to mean, and does not state, that the capitalization range of securities at the time of investment will necessarily be different from the weighted capitalization range of the MCV Portfolio generally. Rather, the disclosure simply describes two different measurements of capitalization – the first relates to individual investments at the time of purchase and the other relates to the MCV Portfolio’s weighted capitalization overall. While the two ranges are different, as disclosed in the respective parentheticals above, there is significant overlap and the relationship between the two ranges is straightforward. The Portfolio’s weighted capitalization is intended to be managed to remain within the range of the Russell MidCap® Index, and Registrant believes that the medium sized companies to be held by the Portfolio would fit within a reasonable definition of “mid-cap”. Based on the foregoing, the Registrant believes that the current disclosure is accurate and clear and sets out a reasonable definition of “mid cap” companies, and respectfully declines to make further revisions.

6)

Comment: The Staff notes that the Mid Cap Value Portfolio and Large Company Value Portfolio include an Equity Securities Risk disclosure that states that investments in warrants “may be more volatile than the underlying investments in stocks.” Please elaborate on the risks of warrants, including the fact that they may be a form of leverage. In addition, the Staff notes that the Principal Investment Strategies section references investments in convertible securities. Please reference the risks related to investments in convertible securities, including risks associated with contingent convertibles, if applicable.

Response: Registrant has added separate Principal Risk factors related to Warrants Investing Risk, Preferred Stocks Risk and Convertible Securities Risk to the Mid Cap Value and Large Company Value Portfolio Summaries (See, Response to Comment 2, above). Registrant advises that the Warrants Investing Risk includes a reference to the potential leverage involved in the purchase of a warrant and the associated risk upon a fall in the price of the underlying stock. In light of the addition of the separate Warrants Investing Risk factor, the Equity Securities Risk factor for the foregoing Portfolios has been modified to delete the reference to warrants.

7)

Comment: The Staff notes that the Emerging Markets Equity Portfolio appears to have significant exposure to Chinese securities. Staff notes that such securities may include investments in variable interest entities (“VIEs”). Accordingly, please include separate disclosure in the Principal Risks section of the Portfolio Summary to address the risks associated with Chinese securities, generally, and VIEs, specifically, as may be applicable. Alternatively, please explain why the Registrant believes that such disclosure is not appropriate.

Response: Registrant advises that, upon review of the current level of investment in Chinese securities by the Portfolio and considering overall Chinese exposure, it has determined to add a separate Chinese Investing Risk factor to the Portfolio’s Summary. Registrant has also confirmed that the Portfolio does utilize VIEs to gain exposure to companies based or operated in China. The Chinese Investing Risk disclosure to be added as a Principal Risk for the Portfolio will provide as follows:

“China Investing Risk -- Risks associated with investments in China and Hong Kong include exposure to currency fluctuations, less liquidity, expropriation, confiscatory taxation, nationalization, exchange control regulations (including currency blockage) and differing legal standards. Inflation and rapid fluctuations in inflation and interest rates have had, and may continue to have, negative effects on the economies and securities markets of China or Hong Kong. Military conflicts, either in response to internal social unrest or conflicts with other countries, are an ever present consideration. The adoption or continuation of protectionist trade policies by one or more countries (including the U.S.)

could lead to decreased demand for Chinese products and have an adverse effect on the Chinese securities markets. In particular, the current political climate has intensified concerns about heightened trade tensions between China and the U.S., as each country has imposed, and may in the future impose additional, tariffs on the other country’s products. These actions may result in a significant reduction in international trade, the oversupply of certain manufactured goods, substantial price reductions of goods and possible failure of individual companies and/or large segments of China’s export industry, which could have a negative impact on a Portfolio’s performance. The Portfolio may gain exposure to companies based or operated in China by investing through legal structures known as variable interest entities (“VIEs”) which utilize offshore companies established by the Chinese company to facilitate foreign investment. Instead of directly owning the equity securities of a Chinese company, a VIE enters into service and other contracts with the Chinese company. These contractual arrangements are intended to give the offshore company the ability to exercise power over and obtain economic rights from the Chinese company. Among the risks related to owning VIEs is the risk that the Chinese government could intervene with respect to the use of the VIE structure, which could significantly affect the Chinese company’s performance and the terms and ultimate enforceability of the VIE’s contractual arrangement with the Chinese company.”

Registrant also intends to add disclosures to the Statutory Prospectus and its Statement of Additional Information (“SAI”) regarding VIEs. That disclosure will appear under “Foreign Securities – China Investing,” and will provide as follows (SAI disclosure version is shown):

“Variable Interest Entities. A Portfolio may obtain exposure to companies based or operated in China by investing through legal structures known as variable interest entities (VIEs). Because of Chinese governmental restrictions on non-Chinese ownership of companies in certain industries in China, certain Chinese companies have used VIEs to facilitate foreign investment without distributing direct ownership of companies based or operated in China. In such cases, the Chinese operating company establishes an offshore company, and the offshore company enters into contractual arrangements (often through an intermediary entity) with the Chinese company. These contractual arrangements are intended to give the offshore company the ability to exercise power over and obtain economic rights from the Chinese company. Shares of the offshore company, in turn, are listed and traded on exchanges outside of China and are available to non-Chinese investors, such as the Fund. This arrangement allows non-Chinese investors in the offshore company to obtain economic exposure to the Chinese company without direct equity ownership in the Chinese company.

Although VIEs are a longstanding industry practice and well known to officials and regulators in China, VIEs are not formally recognized under Chinese law. There is a risk that China may cease to tolerate VIEs at any time or impose new restrictions on the structure, in each case either generally or with respect to specific industries, sectors or companies. Investments involving a VIE may also pose additional risks because such investments are made through a company whose interests in the underlying Chinese company are established through contract rather than through equity ownership. For example, in the event of a dispute, the offshore company’s contractual claims with respect to the Chinese company may be deemed unenforceable in China, thus limiting (or eliminating) the remedies and rights available to the offshore company and its investors. Such legal uncertainty may also be exploited against the interests of the offshore company and its investors. Further, the interests of the equity owners of the Chinese company may conflict with the interests of the investors of the offshore company, and the fiduciary duties of the officers and directors of the Chinese company may differ from, or conflict with, the fiduciary duties of the officers and directors of the offshore company. The VIE structure generally restricts a Portfolio’s ability to influence the Chinese company through proxy voting and other means and may restrict the ability of an issuer to pay dividends to shareholders from the Chinese company’s earnings. VIE structures also could face delisting or other ramifications for failure to meet the requirements of the SEC, the Public Company Accounting Oversight Board (PCAOB) or other United States regulators. If these risks materialize, the value of investments in VIEs could be adversely affected and a Portfolio could incur significant losses with no recourse available.”

8)

Comment: With respect to the Emerging Markets Equity Portfolio, and other Portfolios and the Statutory Prospectus as appropriate, please address the risks associated with Russia’s invasion of Ukraine, including responsive sanctions and other actions as they may impact any Portfolio investments in Russian companies, specifically, and the Fund, generally.

Response: Registrant has determined to add a disclosure addressing the recent Russian invasion of Ukraine and the associated risks to the Fund. This disclosure will be added to the Statutory Prospectus under “Investing Risk, In General – Special Market Events” and will provide as follows:

“Risks Related to Russian Invasion of Ukraine

In February 2022, Russian military forces invaded Ukraine, significantly amplifying already existing geopolitical tensions among Russia, Ukraine, Europe, NATO and the West. Following Russia’s actions, various countries, including the U.S., Canada, the United Kingdom, Germany and France, as well as the European Union, issued broad-ranging economic sanctions against Russia. A number of large corporations and U.S. states have also announced plans to divest interests or otherwise curtail business dealings with certain Russian businesses.

The imposition of these current sanctions (and potential further sanctions in response to continued Russian military activity) and other actions undertaken by countries and businesses, may adversely impact various sectors of the Russian economy, including but not limited to, the financials, energy, metals and mining, engineering, and defense and defense-related materials sectors. Further, the measures could adversely affect global financial and energy markets and thereby negatively affect the value of a Portfolio’s investments beyond any direct exposure to Russian issuers or those adjoining geographic regions. In response to sanctions and decisions of third parties to divest from or curtail doing business with Russian interests, Russia has taken and may continue to take retaliatory actions and enact countermeasures, including cyberattacks and espionage against other countries and companies in the World, which may negatively impact such countries and companies in which Portfolios of the Fund invest. Accordingly, there may be heightened risk of cyberattacks which may result in, among other things, disruptions in the functioning and operations of industries or companies around the World, including the U.S. and Europe.

Russia’s invasion, the responses of countries to Russia’s actions, and the potential for expanding military conflict may increase financial market volatility and could have severe adverse effects on regional and global economic markets, including the markets for certain securities and commodities, such as oil and natural gas, as well as on specific industries and companies. Accordingly, these developments could have a negative effect on a Portfolio’s investments and performance beyond any direct or indirect exposure a Portfolio may have to Russian issuers or issuers located in geographic regions adjoining Russia.

The conflict between Russia and Ukraine is currently unpredictable and has the potential to result in broadened military actions. The extent and duration of the military action or future escalation of such hostilities, the extent and impact of existing and future sanctions, market disruptions and volatility, and the result of any diplomatic negotiations cannot be predicted. These and any related events could have a significant negative impact on the performance of the Portfolios of the Fund and the value and liquidity of an investment in a Portfolio, particularly with respect to Russia exposure.”

In addition to the foregoing, Registrant has determined to modify the Market Risk factor which appears as a Principal Risk in each of the Portfolio Summaries. The revised Market Risk factor will read as follows (modification is underlined):

“Market Risk – The risk that the market price of securities owned by the Portfolio may go up or down, sometimes rapidly or unpredictably. The value of a security may decline due to changes in general market conditions, economic trends or events that are not specifically related to the issuer of the security, or factors that affect a particular issuer or issuers, exchange, country, group of countries, region, market, industry, group of industries, sector or asset class. Global economies and financial markets are increasingly interconnected, which magnifies the potential that conditions in one country or region might adversely impact issuers in, or foreign exchange rates with, a different country or region. Geopolitical and other events, including war, terrorism, economic uncertainty, trade disputes, public health crises (such as epidemics and pandemics), and related events have led, and in the future may lead, to increased market volatility, which may disrupt U.S. and world economies and markets and may have significant adverse direct or indirect effects on the Portfolio and its investments. Such events include the pandemic spread of the novel coronavirus known as COVID-19 and its subsequent variants, which has caused volatility and severe market dislocations and continues to create uncertainties and disruptions negatively affecting global economies and financial markets. The ongoing severity and duration of the COVID-19 pandemic, and the extent of the pandemic’s future impact on economies and markets is difficult to predict but may result in significant and adverse effects on the value of securities owned by the Portfolio and Portfolio performance. Such events also include the recent Russian invasion of Ukraine in February 2022, which increased existing geopolitical tensions among Russia, Ukraine, Europe, NATO and the West, and may result in severe adverse effects on regional and global economic markets, potentially impacting the value of securities owned in the Portfolio and Portfolio performance.”

9)

Comment: The Staff notes that the Select Bond Portfolio invests in high yield debt securities (so called “junk bonds”) and identifies High Yield Debt Risk as a Principal Risk. Please modify this risk disclosure to state that junk bonds are predominantly speculative with respect to the issuer’s ability to pay interest and repay principal.

Response: The Registrant has reviewed the investment holdings and current strategy for the Select Bond Portfolio and based upon its internal review, has determined to remove the references to non-investment grade bonds in the Portfolio’s Principal Investment Strategies section and, correspondingly, to remove the High Yield Debt Risk factor from the Portfolio’s Principal Risk section. Registrant also advises that it has reviewed the investment holdings and current strategy for the Short-Term Bond Portfolio and based upon its internal review, has determined to remove the references to non-investment grade bonds in the Portfolio’s Principal Investment Strategies section and, correspondingly, to remove the High Yield Debt Risk factor from the Portfolio’s Principal Risk section.

Registrant has modified the High Yield Debt Risk factor disclosure, which appears in the Principal Risk section for the following Portfolios: High Yield Bond Portfolio, Multi-Sector Bond Portfolio, Balanced Portfolio, and Asset Allocation Portfolio.

The High Yield Debt Risk factor is modified to read as follows (modification is underlined):

“High Yield Debt Risk – High yield debt securities (so called “junk bonds”) in which the Portfolio invests have greater interest rate and credit risk, may be more difficult to sell or sell at a reasonable price, ~~and~~ have greater risk of loss than higher rated securities, and are predominantly speculative with respect to an issuer’s ability to pay interest and repay principal. In addition, high yield debt securities may be particularly sensitive to changes in the securities markets.”

10)

Comment: The Staff notes that the Principal Investment Strategies section of the Long-Term U.S. Government Bond Portfolio provides that the Portfolio seeks to achieve its investment objective by investing at least 80% of its net assets (plus any borrowings for investment purposes) in a diversified portfolio of fixed income securities that are issued or guaranteed by the U.S. Government, its agencies or government sponsored enterprises. The Portfolio also includes disclosure that the Portfolio may invest up to 25% of its total assets in securities rated Aa by Moody’s or equivalently rated by S&P or Fitch or, if unrated, determined by the adviser to be of comparable quality. Please explain supplementally how the Fund could invest up to 25% in Aa securities if at least 80% of its assets will be composed of fixed income securities issued or guaranteed by the U.S. Government.

Response: Registrant notes that the 80% requirement that is cited by Staff is tied to net assets while the 25% limit cited by Staff is tied to total assets, and further notes, based on discussions with the Portfolio’s sub-adviser, that there may be different approaches to valuation of the securities for each of the foregoing percentage thresholds. In order to clarify that the 80% investment requirement based on Rule 35d-1 will continue to apply and not be superseded by the reference to any other authorization limit applicable to fixed income investments that are not U.S. Government Securities (as defined in the Principal Investment Strategies section of the Portfolio’s Summary), Registrant will modify the disclosure to read, in pertinent part, as follows (modification is underlined):

“In addition, with respect to the Portfolio’s investments in fixed income securities that are not U.S. Government Securities, (and subject to the requirement that the Portfolio under normal circumstances maintains at least 80% of its net assets (plus any borrowings for investment purposes) in U.S. Government Securities) the Portfolio may only invest up to 10% of its total assets in securities rated A by Moody’s or equivalently rated by S&P or Fitch, or, if unrated, determined by the adviser to be of comparable quality, and may only invest up to 25% of its total assets in securities rated Aa by Moody’s or equivalently rated by S&P or Fitch or, if unrated, determined by the adviser to be of comparable quality.”

11)

Comment: With respect to the Inflation Protection Portfolio, the Staff notes that the Registrant is obliged to conform to the requirements of the “names rule,” as set forth in Rule 35d-1 under the Investment Company Act of 1940, as amended, and should add explicit language providing that the Portfolio shall invest at least 80% of its net assets in inflation-indexed debt securities. Staff indicates that the current disclosure language, which provides that “the Portfolio will invest over 50% of its net assets (plus any borrowing for investment purposes) in inflation-indexed debt securities” does not conform with the requirements of the “names rule.”

Response: The Registrant believes that the Portfolio is not subject to Rule 35d-1. Rule 35d-1 provides that for purposes of Section 35(d) of the 1940 Act, a fund name may be materially deceptive and misleading if it suggests that the fund focuses its investments in a particular type of investment, unless the fund has adopted a policy to normally invest at least 80% of the value of its assets in the type of investments suggested by its name. The Portfolio’s name designates an investment strategy, as opposed to a type of investment. In particular, the term “Inflation Protection” suggests an investment strategy of managing the Portfolio to protect against inflation, which is done through investing not only inflation-indexed securities but also through non-inflation-indexed securities together with swap agreements designed to manage or reduce the risk of inflation for such non-inflation-

indexed positions. The SEC and the SEC Staff have noted that Rule 35d-1 does not apply to fund names that incorporate terms that connote investment strategies as opposed to investments.[1] Accordingly, the Registrant believes that the Portfolio is not subject to Rule 35d-1.

12)

Comment: The Staff notes that the Multi-Sector Bond Portfolio, Select Bond Portfolio, and Long-Term U.S. Government Bond Portfolio include Principal Investment Strategies and Principal Risk disclosure concerning high portfolio turnover, and in particular, cite High Portfolio Turnover Risk as a Principal Risk. Please modify this risk disclosure factor to disclose that high portfolio turnover may also result in higher taxes.

Response: Registrant notes that shares of the Fund’s Portfolios are offered only for funding annuity contracts and life insurance policies offered by The Northwestern Mutual Life Insurance Company through separate accounts. Insurance company separate accounts generally do not pay tax on dividends or capital gain distributions. Based upon the fact that annuity contract owners and life insurance policy holders would not be subject to tax consequences related to the distribution of dividends or capital gains from the Portfolios, Registrant believes that the suggested disclosure is inaccurate and potentially misleading and respectfully declines to modify the existing disclosure.

13)

Comment: The Staff indicates that various Portfolios, including specifically the Asset Allocation and Balanced Portfolios, reference the ability to invest in other registered investment companies as a principal investment strategy. The Staff notes that the line items and corresponding footnotes within the Fees and Expenses tables included in the summaries for each of the Portfolios should be updated, as appropriate, to address acquired fund fees and expenses. This includes disclosing any acquired fund fees and expenses exceeding 0.01% in a separate line item. The Staff advises that this comment applies across all Portfolios, as applicable.

Response: Registrant confirms that, to the extent the Portfolios incur acquired fund fees and expenses as a result of their purchase of acquired funds, the respective Fees and Expenses tables for each of the Portfolios will be updated to reflect such fees as part of Registrant’s filing under Rule 485(b).

14)

Comment: The Registrant included disclosure in the Statutory Prospectus that the Mid Cap Value Portfolio may participate in initial public offerings (“IPOs”) of common stock or other equity securities issued by a company as part of its Principal Investment Strategies.

[1]

     For example, terms such as “growth” and “value” connote investment strategies and are not subject to the rule. See “Investment Company Names,” Release No. IC-24828 (Jan. 17, 2001) at Sec. II.C.1. See also Frequently Asked Questions About Rule 35d-1 (Dec. 4. 2001) at Question 8 (the term “tax-sensitive” connotes a type of investment strategy rather than a focus on a particular type of investment, and is not subject to the rule).

If the Portfolio intends to invest principally in IPOs, please include disclosure to that effect in the Portfolio’s Summary section, as well as corresponding risk disclosure.

Response: Registrant has confirmed with the sub-adviser to the Mid Cap Value Portfolio that investing in IPOs does not currently constitute a principal investment strategy for the Portfolio. Accordingly, Registrant has modified the disclosure in the Principal Investment Strategies section of the Portfolio Summary to delete the existing reference to investing in IPOs and has also deleted the existing IPO Risk factor which appears in the Principal Risk section of the Portfolio Summary. Finally, Registrant has modified the disclosure in the Statutory Prospectus to delete the reference to IPOs forming part of the Portfolio’s Principal Investment Strategies.

The Registrant believes that the changes and modifications set forth in this correspondence are responsive to and adequately address the comments provided by the Staff. Please call the undersigned at (414) 665-6437, or Joseph Destache at (414) 665-2757, with any questions or comments about this filing.

Regards,

/s/ David B. Kennedy

David B. Kennedy

Assistant General Counsel

Northwestern Mutual